VIA EDGAR

September 21, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549
Attn: Brian Cascio, Accounting Branch Chief, and Kristin Lochhead

Re:	U.S. Physical Therapy, Inc. Form 10-K For The Fiscal Year Ended December 31, 2020 Filed March 1, 2021 Form 8-K Dated August 5, 2021 File No. 001-11151

Dear Mr. Cascio and Ms. Lochhead:

U.S. Physical Therapy, Inc. and its subsidiaries, (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 8, 2021, regarding its Form 10-K For The Fiscal Year Ended December 31, 2020 and filed with the Commission on March 1, 2021. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form 10-K For The Fiscal Year Ended December 31, 2020

Item 6.	Management's Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations, Fiscal Year 2020 Compared to Fiscal 2019, page 31

1.
We reference your response to prior comment 1 in our letter dated August 10, 2021.
Please also revise future filings to clearly label "Gross profit, excluding closure costs" and "Operating costs, excluding closure costs" as non-GAAP within the table reconciling the above mentioned non-GAAP measures to the related GAAP measures. We reference the example of the format you have provided in your response.

1. Response:

In light of the Staff’s comment, in future filings, we will clearly identify the non-GAAP measures as such:

Gross profit, excluding closure costs (a non-GAAP measure),… and Total operating costs, excluding closure costs (a non-GAAP measure)…within the table reconciling the abovementioned non-GAAP measures to the related GAAP measures.

An example of the format is below:

	For the Year Ended
	December 31, 2020	December 31, 2019
Gross profit
Physical therapy clinics	$82,609	$102,808
Management contracts	1,755	1,287
Industrial injury prevention services	10,086	8,379
Gross profit	$94,450	$112,474
Physical therapy operations - closure costs	3,931	25
Gross profit, excluding closure costs (a non-GAAP measure)	$98,381	$112,499

We will prepare a comparable table reconciling the Total operating costs, excluding closure costs (a non-GAAP measure) to the related GAAP measure – Total operating costs.

We acknowledge that our Company and Management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We thank the Staff for its review of the foregoing and the Form 10-K for the Fiscal Year Ended December 31, 2020. If you have further comments, please feel free to contact me at Chendrickson@usph.com or by telephone at 713-297-7000.

Sincerely,

/s/ Carey Hendrickson

Carey Hendrickson, Chief Financial Officer U.S. Physical Therapy, Inc.